Exhibit 99.3

TALEND S.A. TO THE REGISTERED HOLDERS OF AMERICAN DEPOSITARY RECEIPTS (“ADRs”) REPRESENTING ORDINARY SHARES ("SHARES") OF TALEND S.A. Please refer to the reverse side of this card for the Resolutions to be voted at the Meeting. FOLD AND DETACH HERE Ordinary General Shareholders Meeting Extraordinary General Shareholders Meeting FOR AGAINST FOR AGAINST FOR AGAINST FOR AGAINST Res. 1 Res. 6 Res. 10 Res. 15 Res. 2 Res. 7 Res. 11 Res. 16 Res. 3 Res. 8 Res. 12 Res. 17 Res. 4 Res. 9 Res. 13 Res. 18 Res. 5 Res. 14 Res. 19 Mark box at immediate right if you wish to give a discretionary proxy to the Chairman of the Company's Board of Directors. PLEASE NOTE: Marking this box voids any other instructions indicated above. Address Change Mark box, sign and indicate changes/comments below: Sign Below Date: Please sign this Voting Instruction Card exactly as your name(s) appear(s) on the face of this card and on the books of the Depositary. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title.

AGENDA Ordinary General Shareholders Meeting 1. Board of Directors’ management report and presentation by the Board of Directors of the annual financial statements for the year ended December 31, 2016 - Statutory Auditors’ reports on the financial statements for the year ended December 31, 2016 and on the agreements described under articles L. 225-38 et seq. of the French Commercial Code - Approval of the annual financial statements for the year ended December 31, 2016 – Full discharge to the Directors and Statutory Auditors. Allocation of earnings for the year ended December 31, 2016, reconstitution of the Company’s net equity. Allocation of the amount recorded in the “unavailable reserve” account to “retained earnings”. Group Management report and presentation by the Board of the consolidated financial statements for the year ended December 31, 2016 - Statutory Auditors’ report on the consolidated financial statements for the year ended December 31, 2016 - Approval of the consolidated financial statements for the year ended December 31, 2016. Examination of the agreements described under articles L. 225-38 et seq. of the French Commercial Code. Ratification of the provisional appointment of Mr. Steven Singh as a Director. Ratification of the provisional appointment of Ms. Nanci Caldwell as a Director. Approval of the 2017 stock option plan adopted by the Board of Directors at its meeting on April 20, 2017. Setting of the amount of Directors’ fees allocated to the Board of Directors. 2. 3. 4. 5. 6. 7. 8. 9. Extraordinary General Shareholders Meeting 10. Amendment to article 4 “registered office” of the Bylaws to comply with applicable legal provisions. 11. Authorization to be given to the Board of Directors to grant Company share subscription or purchase options, in accordance with the provisions of articles L. 225-177 et seq. of the French Commercial Code. 12. Delegation to be granted to the Board of Directors to issue and allocate free employee warrants, with waiver of shareholders’ preferential subscription rights for the benefit of Company employees and managers, or of a company in which the Company holds at least 75% of capital or voting rights. 13. Authorization to be given to the Board of Directors to carry out the free allocation of existing or newly issued shares in accordance with the provisions of articles L. 225-197-1 et seq. of the French Commercial Code. 14. Delegation to be granted to the Board of Directors to issue and allocate warrants, with the waiver of shareholders’ preferential subscription rights, in favor of a category of persons who meet specified characteristics. 15. Setting of an overall ceiling on the amount of issuances that can be carried out by virtue of the authorizations to grant the above-mentioned options, free shares, employee warrants and warrants. 16. Delegation to be granted to the Board of Directors for the purpose of increasing the share capital by issuing Company shares for the benefit of employees who are members of a Company savings plan, established in accordance with articles L. 3332-1 et seq. of the French Commercial Code. 17. Delegation to be granted to the Board of Directors to increase the share capital through the issuance of shares, with the waiver of shareholders’ preferential subscription rights in favor of a first category of persons who meet specified characteristics. 18. Delegation to be granted to the Board of Directors to increase the share capital through the issuance of shares, with the waiver of shareholders’ preferential subscription rights, in favor of a second category of persons who meet specified characteristics. 19. Setting of an overall ceiling on the amount of issuances that can be carried out by virtue of the delegation set forth in points 16-18 above. Talend S.A. JPMorgan Chase Bank, N.A., Depositary P.O. Box 64507, St. Paul, MN 55164-0507 Voting Instruction Card JPMorgan Chase Bank, N.A. (the “Depositary”) has received advice that the Combined General Shareholders Meeting (the “Meeting”) of Talend S.A. (the “Company”) will be held at the Company’s offices at 9, rue Pages, 92150 Suresnes, France, on Tuesday, June 6, 2017, at 2:30 p.m., for the purposes set forth on this card. In accordance with the provisions governing the ADRs, each registered holder of ADRs (each a "Holder") at the close of business on May 1, 2017 (NY time) (the "ADR Record Date") will, subject to any applicable provisions of French law and of the Company’s By-Laws, be entitled to instruct the Depositary as to the exercise of the voting rights pertaining to the Shares represented by the American depositary shares ("ADSs") evidenced by such Holder's ADRs. If you are desirous of having the Shares represented by your ADSs voted by the Depositary FOR or AGAINST the Resolutions to be proposed at the Meeting, kindly execute and forward this Voting Instruction Card to the Depositary. The enclosed postage paid envelope is provided for this purpose. The Voting Instruction Card should be executed in such a manner as to show clearly whether you desire the Depositary to vote FOR or AGAINST each Resolutions. Alternatively, you may check a box to give a discretionary proxy to the Chairman of the board of directors to vote in favor of all resolutions endorsed by the Company’s board of directors and against any resolutions not so endorsed. To be valid, a properly completed and executed Voting Instruction Card MUST reach the Depositary before 12:00 p.m. (NY time) on June 1, 2017. By submitted this Voting Instruction Card, you will be requesting and authorizing the Depositary to vote or cause to be voted the Shares represented by their ADSs evidenced by your ADRs in accordance with the instructions contained herein at the Meeting. Upon actual receipt by the ADR department of the Depositary of instructions of an eligible Holder in the manner and on or before the 12:00 pm (NY time) June 1, 2017 deadline set forth above, the Depositary shall endeavor insofar as practicable and permitted under the provisions of or governing Shares to vote or cause to be voted the Shares represented by the ADSs evidenced by such Holder's ADRs in accordance with such instructions. To the extent voting instructions are not so timely or properly received by the Depositary from any Holder, the Shares represented by such Holder's ADSs will not be voted at the Meeting. If you wish to collect further information about the resolutions, the Company has instructed us to notify you to go to the Company's Investors’ website at http://investor.talend.com/phoenix.zhtml?c=254382&p=irol-irhome. NOTE: The Depositary has not reviewed the Company's website or any of the items thereon, and is not liable for the contents thereof. JPMorgan Chase Bank, N.A., Depositary PLEASE MARK, DATE AND SIGN ON REVERSE SIDE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. Please see reverse side for Voting Instructions.